

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2011

Dale Thatcher
Chief Financial Officer
Selective Insurance Group Inc.
40 Wantage Avenue
Branchville, New Jersey   07890

> **Re: Selective Insurance Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **File No. 1-33067**

Dear Mr. Thatcher:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Melissa N. Rocha
Accounting Branch Chief